SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA

Whereas:

1.                    Following the entry into force of Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, if applicable, of companies with securities listed on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.                    In its turn, Recommendation II.5.2 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in January 2010 (“CMVM Governance Code”), recommends the submission of a statement on the remuneration policy of the managing and supervisory bodies to the annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

3.                    As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for issuing and presenting an opinion to the Compensation Committee on the annual statement on remuneration policy;

4.                    This remuneration policy for the members of PT SGPS corporate bodies was prepared by the Compensation Committee in office, and it will be applicable during the 2012 financial year, without prejudice to any adjustment as the Compensation Committee eventually elected for the 2012-2014 term of office (2009-2011) may make.

Pursuant to the Law on Remunerations and to CMVM Recommendation II.5.2, the Compensation Committee of PT SGPS hereby submits to the approval of the annual General Meeting of Shareholders the following statement on the remuneration policy for the managing and supervisory bodies, which will be applicable to the 2012 financial year and includes the following models drawn up and implemented in line with the best national and international practices:

I.                 Remuneration policy for non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of a fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets.

This fixed remuneration takes into account the fact that some Directors also perform functions in any of the internal committees assisting the Board of Directors in its supervisory functions, as well as in the exercise of their own powers that they cannot delegate, and also the fact that some of them are deemed as independent Directors under the terms and for the purposes of article 414-5 of the Portuguese Companies Code. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of Executive Committee or of Audit Committee), as well as the independent members who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a Member.

Similarly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert member of the Audit

Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not preclude, however, the capacity recognized to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions (notably in connection with his powers under the Bylaws), although not dependent on the performance of the Company. The purpose of this consists in that no non-executive Director, the Chairman of the Board of Directors included, has any portion of his/her remuneration subject to compliance with any pre-determined goals, in order to prevent their independence vis-à-vis the executive management from being affected.

In this way, in line with CMVM Recommendation II.5.1, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the managing body nor for the members of the supervisory body (without prejudice to the possibility of granting a bonus to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.             Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short and medium term performance of PT SGPS, as well as such performance vis-à-vis other comparable companies in the European industry. The amounts earned by the members of the Executive Committee under this policy remunerate the performance of their functions in PT SGPS and its wholly owned subsidiaries in each financial year.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.   Fixed remuneration:

The value of the fixed remuneration of executive Directors was determined by taking into account a wide benchmark study that included companies listed in the main financial markets, which covered around 140 companies. Such study analysed companies belonging to the European Tier 1 Telecom (including Deutsche Telecom, France Telecom, British Telecom, Telecom Italy and Telefónica) and the European Tier 2 Telecom (including KPN, Belgacom, Telenor and Telecom Austria) segments, as well as companies incorporating the USA Telecom Sector, TOP 5 UK, USA and Brazil, IBEX 35, CAC 40 and DJ Eurostoxx 50 segments.

The said study permitted the conclusion that the overall remuneration fixed for the members of the Executive Committee during the former term of office as compared to the Tier 2 sector in Europe was generally in line with the 2nd Quartile, the fixed remuneration of the Chief Executive Officer being below such quartile.

In determining such fixed component, it was also taken into account that the remunerations of the Chief Executive Officer and of the Members of the Executive Committee have undergone,

during the term of office ended on 31 December 2011, on the initiative of the Chief Executive Officer, a 10% reduction as compared to the remuneration fixed for the previous term of office.

In this way, considering that the continuity followed in defining the composition of the Executive Committee as proposed, as well as how great the operational implementation challenge is in the various strategic markets where the PT Group is present, it is our opinion that the level of fixed remuneration as defined for the 2009-2011 term of office should be maintained.

b.   Variable remuneration:

Upon establishing the variable component of the variable remuneration for executive members of the Board of Directors, it was further taken into account that, during the 2011 financial year, a change was made to the remuneration policy in force up to such date, which change was aimed at complying with the recently made modifications to the law and recommendations that PT understood should go on adopting.

In the context of such modifications, it was understood that the variable remuneration model (the components of which were called, in 2011, annual variable remuneration and medium-term variable remuneration) should be simplified by establishing a single variable remuneration allocated each year, but keeping the verification of the Company’s sustainability levels implied in the option for deferment, for a period of three years, of 50% of the variable remuneration on the condition of maintenance of the Company’s positive performance under defined terms. In this way, the connection between the variable remuneration and the achievement of the Company’s medium- and long-term targets is kept according to the best practices at national and international level.

The variable remuneration of executive Directors is dependent on achieving the determined goals, and it may amount to 160% of the fixed remuneration (50% of which is deferred for a three-year period as described hereinafter) in the event of a 100% pre-determined goal achievement, in line with the values established for the remuneration policy of the previous term of office.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendation II.5.1:

•             Pursuing and achievement of goals through the quality, work capacity, dedication and business know-how;

•             A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•             Implementing a professionalized management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable short- and medium-term goals, thus considering the evolution on the performance of the company and of the Group;

•             Developing a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the company’s performance towards its goals vis-à-vis a benchmarking of its (national and international) reference market;

•             Pursuing a high standard in the company’s management, through a set of entrepreneurial reference practices allowing the company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions has been implemented.

Currently, there are neither share allotment nor stock option plans in force in the Company.

The assessment of the performance of the Group’s executive Directors was indexed to the pursuance of goals at a Group level.

The determination of the variable remuneration to be granted as a result of the performance in the financial year is determined on the basis of a percentage of the annual fixed remuneration, calculated through the weighted average of the level of achievement of a combination of indicators connected to the Company’s performance and sustainability (with each one of such indicators being considered achieved only if at least 85% of the goals established for such indicator are reached).

In each year of the term of office, only 50% of the variable remuneration allocated for the relevant financial year is paid in cash by the Company, and the remaining 50% is deferred for a three-year period, the payment of which to each member of the Executive Committee is subject to the condition that the Company’s positive performance as considered by the Evaluation Committee, during the deferment period, is proven not to be affected as a direct result of the conduct of the director in question. In verifying the Company’s positive performance during the considered period, the Evaluation Committee will take into account any indicators as eventually defined, the Company’s, the country’s and international economic and financial condition, as well as the industry’s, in addition to any exceptional factors out of the management’s control that might affect the performance of the Company.

In the event the office of the executive Director is terminated, for any reason whatsoever, the payment of the determined variable remuneration amounts granted and deferred will be made at the time of termination of the management relationship provided that until that date the Company’s positive performance as considered by the Evaluation Committee, is proven not to be affected as a direct result of the conduct of such director.

Upon determination of the variable remuneration according to this method, the Compensation Committee may increase or reduce in up to 10% the variable remuneration of the Chief Executive Officer and members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and the Chief Executive Officer respectively. In any case, even if the level of achievement of pre-determined goals exceeds 100%, the amount of the variable remuneration shall not exceed in more than 12.5% the variable remuneration corresponding to 100% achievement of the goals added by the said increase coefficient.

c.   Alignment of Directors’ interests with the Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows, as confirmed by the abovementioned benchmark study, for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged contributing to: (i) optimize the long term performance and to disincentiving excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)                   The Directors shall not enter into agreements, either with the Company or with any third party that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)                   An unsuitable performance may affect the level of compliance with the abovementioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)                   In the event of removal or termination by agreement of the management relationship, no compensation will be paid to the Directors if the same is proven to be due to an unsuitable performance.

d.  Payments related to removal or termination by mutual agreement of director functions

The Company has no defined general policy on payments related to removal or termination by mutual agreement of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

Ill.         Remuneration policy of the Chartered Accountant

The Company’s Chartered Accountant is remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.

[23 March 2012]

The Compensation Committee of PT SGPS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.